                                                                    EXHIBIT 12.1

                               OCEAN ENERGY, INC.
              COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
        RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
                      (AMOUNTS IN THOUSANDS EXCEPT RATIOS)


                                               Three Months
                                              Ended March 31,                   Year Ended December 31,
                                              --------------  -------------------------------------------------------------
                                                   1999          1998         1997        1996        1995         1994
                                              --------------  ----------   ---------   ---------   ---------   ------------

Earnings (loss) before income taxes and
   cumulative effect of changes in accounting
   principles and extraordinary items           $ (96,489)   $ (616,578)   $ 103,212   $  81,215   $   3,816   $ (189,253)

Fixed Charges:
   Interest expense                                25,170        62,852       49,134      40,765      35,565       13,547
   Capitalized interest                             7,187        30,031       12,802       7,408       3,882          446
   Assumed interest portion of rent expense           192           675          785         466         519          424
                                                ---------    ----------    ---------   ---------   ---------   ----------
Total fixed charges                                32,549        93,558       62,721      48,639      39,966       14,417

   Pre-tax dividend requirements                      954           688         --         2,261       1,020         --
                                                ---------    ----------    ---------   ---------   ---------   ----------

Total fixed charges and pre-tax
    dividend requirements                       $  33,503    $   94,246    $  62,721   $  50,900   $  40,986   $   14,417
                                                =========    ==========    =========   =========   =========   ==========

Earnings (loss) plus fixed charges excluding
   capitalized interest                         $ (71,128)   $ (553,051)   $ 153,131   $ 122,446   $  39,900   $ (175,706)
                                                =========    ==========    =========   =========   =========   ==========


Ratio of earnings to fixed charges                   (2.2)         (5.9)         2.4         2.5         1.0        (12.2)
                                                =========    ==========    =========   =========   =========   ==========

Ratio of earnings to fixed charges and
    pre-tax dividend requirements                    (2.1)         (5.9)         2.4         2.4         1.0        (12.2)
                                                =========    ==========    =========   =========   =========   ==========


"Earnings" consist of income (loss) from continuing operations before income taxes, plus interest expense on all indebtedness and an assumed interest portion of rent expense. "Fixed charges" consist of interest (whether expensed or capitalized) and that portion of rentals considered to be representative of the interest factor. "Fixed charges and preferred stock dividends" represent fixed charges (as described above) and our preferred stock dividend requirements adjusted to a pre-tax basis.

Earnings to cover fixed charges were insufficient by $189.7 million, $646.6 million and $103.7 million for the years ended December 31, 1994 and 1998 and the three months ended March 31, 1999, respectively. Earnings to cover fixed charges and preferred stock dividends were insufficient by $189.7 million, $647.3 million and $104.6 million for the years ended December 31, 1994 and 1998 and the three months ended March 31, 1999, respectively.